Filed by Apex Mortgage Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No.: 001-13637

Subject Company: Apex Mortgage Capital, Inc.

APEX MORTGAGE CAPITAL, INC.

865 South Figueroa Street

Los Angeles, California 90017

FOR IMMEDIATE RELEASE

For More Information Contact:

Media:	Investors:

Josh Pekarsky	Michael Mandelbaum
Longview Communications	Mandelbaum Partners
(604) 688-4874	(310) 202-6468

Apex Mortgage Capital Sets New Special Shareholders Meeting and Record Date

LOS ANGELES, CA – October 10, 2003 – Apex Mortgage Capital, Inc. (Amex: AXM) (the “Company”) today announced that the special shareholders meeting, originally scheduled for October 14, 2003, will now take place on Friday, November 21, 2003 at 10:00 a.m. Pacific Standard Time for shareholders of record on Friday, October 10, 2003. The meeting will take place at the Los Angeles Marriott Downtown Hotel, 333 South Figueroa Street, Los Angeles, CA 90071. The purpose of the meeting is to vote on the acquisition of Apex by American Home Mortgage, Inc. (Nasdaq: AHMH).

American Home Mortgage’s Board of Directors has separately rescheduled its special meeting of its shareholders on November 21, 2003 at 1:00 p.m. Eastern Standard Time at its headquarters in Melville, New York to vote on the company’s reorganization into a real estate investment trust and its acquisition of Apex Mortgage Capital.

About Apex Mortgage Capital

Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. The Company primarily acquires United States agency securities, other mortgage related securities, and mortgage loans as well as equity and debt securities issued by other mortgage REITs. The Company is listed on the American Stock Exchange under the symbol “AXM.”

About American Home Mortgage

American Home Mortgage Holdings, Inc. is an originator and servicer of residential mortgage loans. It operates 211 loan production offices located in 37 states, MortgageSelect, a leading online mortgage lender, three mortgage broker support centers and a loan servicing center. For additional information, please visit the Company’s Web site at www.americanhm.com.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

The statements above regarding the Company’s expectations about the consummation of the merger constitute forward-looking statements within the meaning of the federal securities laws. The Company does not intend to, and disclaims any obligation to, issue updates, even if its outlook changes for these forward-looking matters. In addition, the Company’s actual results and the timings of future events could differ materially from those projected in or contemplated by the Company’s forward looking statements due to a number of factors, including changes in general economic conditions, overall interest rate movement, interest rate volatility, the consummation of the merger with American Home Mortgage, American Home Mortgage’s dividend policy, the decline in book value, the shape of the yield curve, the availability of suitable mortgage assets, the availability of debt capital, mortgage prepayment rates, the impact of leverage, the effectiveness of the Company’s hedging, the Company’s taxable income and other risk factors set forth in the Company’s SEC reports and the consequences of the Company’s review of strategic initiatives. The Company’s investment strategy is subject to change as a result of the foregoing factors or otherwise, which might further affect operating results.

Proxy Information

The Company, American Home Mortgage Holdings, Inc. (“American Home”) and American Home Mortgage Investment Corp. (“AHM Investment Corp.”) have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). In addition, the Company, American Home and AHM Investment Corp. will prepare and file a definitive joint proxy statement/prospectus with the SEC. Investors are urged to carefully read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents regarding the proposed transactions filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by the Company free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Suite 1800, Los Angeles,

California 90017, Attention: Investor Relations, or by telephone at (213) 244-0000. You may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, NY 11747, Attention: Alan B. Horn, or by telephone at (516) 949-3900.

Participants in Solicitation

The Company, American Home and AHM Investment Corp. and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and American Home in connection with the merger. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2003 annual meeting of stockholders. Information about the directors and executive officers of American Home and their ownership of American Home shares is set forth in the proxy statement for American Home’s 2003 annual meeting of stockholders. Additional information regarding the interests of such participants is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC.